Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 333-143349

CLEAR CHANNEL COMMUNICATIONS, INC.

FREQUENTLY ASKED QUESTIONS

TREATMENT OF STOCK OPTIONS
IN OUR MERGER WITH BT TRIPLE CROWN MERGER CO., INC.
(A WHOLLY OWNED SUBSIDIARY OF CC MEDIA HOLDINGS, INC.)

AUGUST 21, 2007

We have prepared these Frequently Asked Questions, or FAQ, to respond to questions you may have with respect to the treatment of your stock options in the merger of Clear Channel Communications, Inc. and BT Triple Crown Merger Co., Inc., an indirect wholly owned subsidiary of CC Media Holdings, Inc.

This FAQ is presented in a question-and-answer format. We refer to Clear Channel Communications, Inc., together with its subsidiaries, as “Clear Channel,” “we,” “our,” “ours,” and “us,” we refer to BT Triple Crown Merger Co., Inc., as “Merger Sub” and we refer to CC Media Holdings, Inc., as “Holdings.” Unless otherwise noted, the terms “options” and “stock options” refer to both vested and unvested stock options.

Any questions you may have after reading this FAQ or any requests for assistance or for additional documents should be made to Bridget Cornelius, CCP, Director of Compensation at (210) 832-3516.

Important Notice

We are not making any recommendation to you with respect to any of the alternatives listed below, and we have not authorized any person to make any recommendation to you on our behalf. We strongly you to consult with your tax advisor regarding the tax consequences of the merger to you, including the effects of United States Federal, State and Local, Foreign and other tax laws.

YOU SHOULD HAVE RECEIVED A COPY OF OUR PROXY STATEMENT/PROSPECTUS WHICH PROVIDES INFORMATION ABOUT THE MERGER. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, YOU ARE URGED TO READ OUR PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE MERGER, CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. YOU MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AT THE SEC’S WEBSITE AT HTPP://WWW.SEC.GOV. IN ADDITION, IF YOU WISH TO RECEIVE A COPY OF THESE MATERIALS, WITHOUT CHARGE, YOU SHOULD SUBMIT THIS REQUEST TO CLEAR CHANNEL’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK, 10022 OR BY CALLING INNISFREE TOLL-FREE AT (877) 456-3427.

THE MERGER

Q1:	What is the proposed transaction?

A1:	The proposed transaction is the merger of Clear Channel with Merger Sub, a company formed by private equity funds sponsored by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. In the merger, Merger Sub will merge with and into Clear Channel and Clear Channel will be the surviving corporation and will become an indirect subsidiary of Holdings. Depending upon the number of shares of Holdings Class A common stock which our unaffiliated shareholders and optionholders elect to receive in the merger as part of the Merger Consideration (as defined below), up to 30% of the outstanding capital stock and voting power of Holdings may be held by our former unaffiliated shareholders and optionholders immediately following the merger.

Q2:	When do you expect the merger to be completed?

A2:	We anticipate that the merger will be completed by the end of 2007, assuming satisfaction or waiver of all of the conditions to the merger. However, because the merger is subject to certain conditions the exact timing and likelihood of the completion of the merger cannot be predicted. Unless amended after the date hereof, the merger agreement is subject to termination by either party after December 12, 2007 if the merger has not been consummated, except that under certain circumstances that date may be extended until June 12, 2008.

Q3:	What happens if the merger is not consummated?

A3:	If the merger is not completed for any reason, you will not receive any payment for your options in connection with the merger. We will remain an independent public company, our shares of common stock will continue to be listed and traded on the NYSE and your options will remain outstanding (and any unvested options will continue to vest in accordance with their terms). Any stock option agreement(s) or other evidence of ownership delivered by you as required in the Stock Consideration notice (as defined below) will be returned at no cost to you.

Q4:	If I hold outstanding stock options, may I vote the shares issuable upon exercise of my options at the special meeting of shareholders?

A4:	No. Only the holders of our common stock on August 20, 2007, the record date for the special meeting of shareholders, are entitled to vote at the special meeting.

Q5.	If I hold options granted under the Clear Channel Sharesave Scheme or Clear Channel common stock (including restricted stock), what do I need to do?

A5:	This FAQ addresses stock options granted under all of Clear Channel’s stock option plans, other than the Clear Channel Sharesave Scheme. If you have been granted options under the Clear Channel Sharesave Scheme, you will receive a separate mailing that addresses the treatment of those options in the merger. In addition, this FAQ does not address outstanding shares of our common stock, including shares of restricted stock. If you own shares of our common stock, please read the proxy statement/prospectus enclosed herewith. If you own shares of our restricted stock, you will receive a separate mailing that addresses the treatment of your restricted stock in the merger.

Q6.	Where can I get additional information regarding the merger?

A6.	For more information regarding the merger, you may review the proxy statement/prospectus prepared by Holdings and Clear Channel as filed with the Securities and Exchange Commission (the “SEC”). You should have received a copy of the proxy statement/prospectus at the time you received this FAQ. If you did not, or need an additional copy, you may obtain a copy from: Clear Channel Communications, Inc., 200 East Basse Road, San Antonio, Texas 78209, Attention: Investor Relations Department. You may also make a request by telephone at (210) 832-3315 between the hours of 9:00 A.M. and 5:00 P.M., Central Daylight Time, Monday through Friday.

TREATMENT OF STOCK OPTIONS

Q1:	How do I know how many stock options I own?

A1:	At the time that we granted you stock options, we provided you a stock option agreement. Your stock option agreement provides for the number of shares underlying your options, the per share exercise price and the manner in which the options vest. In addition, a summary of your stock option holdings, including the number of stock options you hold, whether your stock options are vested or unvested, and the exercise price of your stock options is available at http://www.ubs.com/onesource/ccu.

Q2:	Does the treatment described in these FAQs apply to all of the stock that I hold?

A2:	This description will apply to all of the stock options that you hold except that stock options granted under the Jacor Communications, Inc. 1997 Long Term Incentive Plan (the “Jacor Plan”), the Marquee Group, Inc. 1996 Stock Incentive Plan (the “Marquee Group Plan”), or nonqualified stock options granted before

July 27, 2000 under the CCU 1998 Stock Incentive Plan (“Special 1998 Plan Options”) will be subject to different provisions regarding the cancellation of options at the Merger in the event that the exercise price of such stock options is equal to or greater than $39.20 per share. Under any of the Jacor Plan, Marquee Group Plan or with respect to the Special 1998 Plan Options, if you hold an option whose exercise price is less than $39.20 per share, you may participate in the Cash Election (as defined below) or the Stock Election (as defined below). However, if the exercise price of an option held by you under such plans is equal to or greater than $39.20 per share or the exercise price an option held by you under such plans is less than $39.20 per share and you fail to make any election with respect to the option, that option will not be cancelled in the merger (please review the enclosed letter that describes the provisions applicable to these options).

Q3:	What will I receive in the merger for my options to purchase shares of Clear Channel common stock?

A3:	If you hold options (whether vested or unvested) to purchase our common stock as of the record date, you may make a Stock Election (as defined below) or a Cash Election (as defined below) with respect to the number of shares of common stock issuable upon exercise of your options, less the number of shares having a value (based on the Cash Consideration (as defined below)) equal to the exercise price payable on such issuance plus any required tax withholding (the “Net Electing Option Shares”).

If you do not make a valid Stock Election, then each such option you hold that remains outstanding and unexercised as of the effective time of the merger (unless otherwise agreed by you, Clear Channel, B Triple Crown Finco, LLC, T Triple Crown Finco, LLC and Holdings), will automatically become fully vested and convert into the right to receive a cash payment, without interest and less any applicable withholding tax, equal to the product of (A) the excess, if any, of the Cash Consideration over the exercise price per share of such option and (B) the number of shares of our common stock issuable upon exercise of such stock option (the “Cash Payment”).

If you hold stock options whose exercise price is greater than or equal to $39.20, you will be treated as having made a Cash Election and such stock options will be deemed exercisable at the merger for a Cash Payment of $0.00. However, see the enclosed letter for provisions that apply to the Jacor Plan, the Marquee Group Plan and the Special 1998 Plan Options.

Q4:	What will I receive in the merger for my Net Electing Option Shares?

A4:	You may elect one of the following alternatives for each Net Electing Option Share you hold on the record date*:

Alternative 1 (which we refer to as a “Cash Election”): $39.20 per share cash consideration, without interest (which we refer to as the “Cash Consideration”); or

Alternative 2 (which we refer to as a “Stock Election”): one share of Holdings Class A common stock (which we refer to as the “Stock Consideration”).

You may make a Cash Election or Stock Election (on a share-by-share basis) for each share of common stock you own as of the record date (including Net Electing Option Shares), subject to the prorations and individual cap as described in the proxy statement/prospectus enclosed herewith.

*	The Form of Election (Options) enclosed herewith requires you to select (a) the gross number of shares of Clear Channel common stock underlying your options for which you make a Cash Election and (b) the gross number of shares of Clear Channel common stock underlying your options for which you make a Stock Election. Notwithstanding the foregoing, the Cash Consideration and Stock Consideration will be paid on a per Net Electing Option Share basis. Therefore, once you submit your completed Form of Election (Options), Clear Channel will calculate the number of Net Electing Option Shares (as described in “Treatment of Stock Options”, Question 2 above) for which you made a Cash Election and the number of Net Electing Option Shares for which you made a Stock Election. You will then receive Cash Consideration or Stock Consideration, as applicable, for each Net Electing Option Share you hold.

A Stock Election is purely voluntary. You are not required to make a Stock Election. A Stock Election is an investment decision which involves significant risks. Our board of directors makes no recommendation as to whether you should make a Stock Election and makes no recommendation regarding the Holdings Class A common stock. For a discussion of risks associated with the ownership of Holdings Class A common stock see “Risk Factors” beginning on page 17 of the proxy statement/prospectus enclosed herewith. You are urged to read our proxy statement/prospectus and all other documents regarding the merger, carefully in their entirety, because they contain important information about the proposed transaction.

Q5:	Will I receive additional Merger Consideration if the merger closes after January 1, 2008?

A5:	Yes. Regardless of whether you make a Stock Election, Cash Election or no election, if the merger occurs after January 1, 2008, you will also receive an additional cash payment for each share (or share equivalent), which we refer to as the “Additional Consideration,” equal to the lesser of:

• the pro rata portion, based upon the number of days elapsed since January 1, 2008, of $39.20 multiplied by 8% per year, or

•  an amount equal to (a) the operating cash flow of Clear Channel and its subsidiaries for the period from and including January 1, 2008 through and including the last day of the last month preceding the closing date of the merger for which financial statements are available at least ten (10) calendar days prior to the closing date of the merger less dividends paid or declared with respect to the foregoing period and amounts committed or paid to purchase equity interests in Clear Channel or derivatives thereof with respect to that period (but only to the extent that those dividends or amounts are not deducted from the operating cash flow for Clear Channel and its subsidiaries for any prior period) divided by (b) the sum of the number of outstanding shares of Clear Channel common stock (including outstanding restricted shares) plus the number of shares of Clear Channel common stock issuable pursuant to convertible securities of Clear Channel outstanding at the closing date of the merger with exercise prices less than the Cash Consideration. See “The Merger Agreement — Treatment of Common Stock and Other Securities” beginning on page 117 of the proxy statement/prospectus enclosed herewith.

The total amount of Cash Consideration, Stock Consideration, and Additional Consideration paid in the merger is referred to as the “Merger Consideration.” If the per share exercise price of your options equals or exceeds the per share Merger Consideration, you will not receive any payment for your options in the merger. Such options will terminate automatically in connection with the merger.

Q6:	If I make a Stock Election, will I be issued a fractional share of Holdings Class A common stock in the merger?

A6:	No. If you make a Stock Election, you will not receive any fractional share in the merger. Instead, you will be paid cash for any fractional share you would have otherwise received as Stock Consideration based upon the Cash Consideration price of $39.20 per share, taking into account all Net Electing Option Shares for which you elected Stock Consideration.

Q7:	Will the shares of Holdings Class A common stock be listed on a national securities exchange?

A7:	No. Shares of Holdings Class A common stock will not be listed on the New York Stock Exchange or any other national securities exchange. It is anticipated that, following the merger, the shares of Holdings Class A common stock will be quoted on the Over-the-Counter Bulletin Board. Holdings has agreed to register the Class A common stock under the Securities Exchange Act of 1934, as amended, and to file periodic reports (including reports on Form 10-K, 10-Q and 8-K) for at least two years following the merger.

Q8:	Where can I find information about Holdings for purposes of making my election?

A8:	The proxy statement/prospectus contains information about Holdings and other information relevant to making a Stock Election as part of the Merger Consideration. You are urged to read our proxy statement/prospectus and all other documents regarding the merger, carefully in their entirety, because they contain important information about the proposed transaction.

Q9:	When will I receive the Merger Consideration or the Cash Payment?

A9:	If you complete, sign and date the Form of Election (Options) and Letter of Transmittal (Options) and deliver them to us together with your stock option agreement(s) or other evidence of ownership no later than 5:00 p.m., New York City Time, on September 24, 2007 (the “Election Deadline”), the date immediately preceding the date of the special meeting of shareholders, you will receive your Merger Consideration no later than twenty business days following the effective date the merger. Your Merger Consideration will be mailed to you at the address set forth in your letter of transmittal.

If you do not make an election with respect to any stock options you own and such stock options have not expired by the effective date of the merger, within two (2) business days after the effective date of the merger, the paying agent will mail to you (at the most current address for you in our records) a check in the amount of the Cash Payment (which may be $0.00). Please note that the provisions set out in this paragraph will not apply to options granted under the Jacor Plan, the Marquee Group Plan or the Special 1998 Plan Options and the holders of such options should refer instead to the separate letter which is enclosed.

Q10:	Do I need to be employed by Clear Channel on the effective date of the merger to receive the Merger Consideration or the Cash Payment for my stock options as part of the merger?

A10:	If you hold vested options, you do not need to be employed by us on the date of the merger in order to receive Merger Consideration or Cash Payment for your vested options as part of the merger. However, you will need to exercise any vested options that are scheduled to expire prior to the consummation of the merger prior to such expiration date to receive the Merger Consideration for the shares underlying those options. Please see the response to Question 12 below. Please remember that if you are employed on the date hereof and your employment is terminated prior to the merger, then any vested options you hold will expire 90 days after the date on which your employment is terminated.

You must be employed by us on the date of the merger in order to receive the Merger Consideration or the Cash Payment, as applicable, for your unvested options as part of the merger. If your employment terminates prior to the date of the merger, your unvested options will terminate on the date your employment terminates and you will hold no unvested options at the time of the merger.

However, former employees who are holders of vested options under the Jacor Plan or the Marquee Group Plan or who hold Special 1998 Plan Options that do not make either a Cash Election or a Stock Election should review the enclosed separate letter for provisions that relate to unexercised options at the date of the merger.

Q11:	How do I exercise my stock options?

A11:	You may exercise your stock options pursuant to Alternative 1 or Alternative 2 below:

Alternative 1: If your stock options are vested, you may exercise your vested stock options now in accordance with our standard exercise procedures. Please see the response to Question 12 below.

Alternative 2: You may elect to commit to exercise your stock options, whether vested or unvested, immediately prior to the merger, by completing, signing and dating the Form of Election (Options) and delivering it to us no later than the Election Deadline. Any exercise you make by use of the Form of Election (Options) will be conditioned on the merger actually occurring and will not be effective until immediately prior to that time. Any options that expire before the closing of the merger will not be deemed exercised by delivery of the Form of Election (Options) and Letter of Transmittal (Options). In addition, if you exercise your options by delivering the Form of Election (Options), you will not receive shares of our common stock, but will receive the Merger Consideration you elect on the Form of Election (Options), as described above.

You do not have to exercise your stock options to receive the Cash Payment with respect to each such stock option (whether vested or unvested) that is outstanding and unexercised as of the effective date of the merger. However, you may only make a Stock Election if you hold shares of our common stock or Net Electing Option Shares as of the record date.

Q12:	If I want to exercise my vested stock options before the closing of the merger, what do I do?

A12:	If you want to exercise your vested stock options before the closing of the merger you will need to follow our standard procedures for exercising your stock options. Please contact UBS Financial Services at (877) 678-6228 for a copy of those procedures. However, if you exercise your vested stock options after the Election Deadline, you may not elect to receive the Stock Consideration in the merger for such shares. Furthermore, if you make a valid Stock Election and subsequently exercise the underlying vested stock options after the Election Deadline, your Stock Election will not apply to the shares you receive upon such exercise and you will not receive Stock Consideration in the merger for such shares. This FAQ only addresses the treatment of the exercise of your stock options in connection with the merger.

Q13:	What happens if I do not send you a completed Form of Election (Options) and Letter of Transmittal (Options) prior to the Election Deadline?

A13:	If you do not deliver to us a completed, signed and dated Form of Election (Options) and Letter of Transmittal (Options), together with your stock option agreement(s) or other evidence of ownership, prior to the Election Deadline, any stock options you hold that remain outstanding and unexercised as of the effective date of the merger, whether vested or unvested, will automatically become fully vested and convert into the right to receive the Cash Payment (which may be $0.00) described in “Treatment of Stock Options,” Question 2 above.

Q14:	Do I have to act now or will I have another opportunity to make a Stock Election?

A14:	To receive the Stock Consideration you must deliver a completed Form of Election (Options) and Letter of Transmittal (Options), together with your stock option agreement(s) or other evidence of ownership, to us prior to the Election Deadline. This is the only communication you will receive regarding the Form of Election (Options) and Letter of Transmittal (Options). It is important that you complete, sign and date the Form of Election (Options) and Letter of Transmittal (options) and deliver them to us together with your stock option agreement(s) or other evidence of ownership as soon as practical, but in any event prior to the Election Deadline.

Q15:	Do I need to pay the exercise price for my options when I deliver the Form of Election (Options) and Letter of Transmittal (Options)?

A15:	No. Pursuant to the terms of the amended merger agreement, the exercise price for options you commit to exercise immediately prior to the merger must be paid pursuant to a “cashless exercise.” For a discussion of “cashless exercise” please see the response to Question 17 below.

Q16:	Do I need to make any payment to Clear Channel for the withholding taxes payable upon exercise of my options when I deliver the Form of Election (Options) and Letter of Transmittal (Options)?

A16:	No. Generally, in order to exercise your options you must pay us an amount equal to the estimated federal, state, local, or other income, excise, or employment taxes subject to withholding by us with respect to the exercise of your options. However, in connection with the exercise of your options immediately prior to the merger, we will satisfy this withholding obligation by increasing the amount of your exercise price by the amount of these estimated withholding taxes (computed at the required minimum statutory rates) when we compute the number of options that you will be deemed to have surrendered as part of the “cashless exercise.” We will make the computations for you. For a discussion of “cashless exercise” please see the response to Question 17 below.

Q17:	What is a “cashless exercise?”

A17:	A “cashless exercise” means that you will not need to pay any portion of the exercise price in cash or by check and you will be deemed to have surrendered that number of your options which have an aggregate cash value in the merger equal to the aggregate exercise price of the options (including estimated withholding taxes). For example, if you have options to purchase 100 shares of our common stock with an exercise price of $19.60 per share and the Merger Consideration has a cash value of $39.20 per share, you will be deemed to have surrendered options covering 50 shares, in which case you will be paid the full amount of the Merger

Consideration for your remaining 50 shares. The number of options you will be deemed to have surrendered in this example is computed by multiplying the exercise price of the options ($19.60) by the total number of options (100) and dividing the product ($1,960.00) by the value of the Cash Consideration ($39.20 per share). The result of this computation is the number 50, which is the number of shares underlying options that you will be deemed to have surrendered as payment for the exercise price. Once the merger is effective, in this example, you will be entitled to receive the Merger Consideration that a holder of 50 shares of our common stock would be entitled to in the merger. (This example does not reflect the additional options that you will be required to surrender to satisfy the estimated withholding taxes — please see the response to Question 16 above.)

U.S. FEDERAL INCOME TAXES

IRS Circular 230 Notice Requirement. This communication is not given in the form of a covered opinion, within the meaning of Circular 230 issued by the United States Secretary of the Treasury. Thus, we are required to inform you that you cannot rely upon any tax advice contained in this communication for the purpose of avoiding United States federal tax penalties. In addition, any tax advice contained in this communication may not be used to promote, market or recommend a transaction to another party.

Q1:	What are the U.S. federal income tax consequences of exercising my options?

A1:	We discuss the U.S. federal income tax consequences of exercising your options immediately prior to the effectiveness of the merger depending upon whether you hold non-qualified stock options or incentive stock options below. This discussion is limited to the material federal income tax consequences of an exercise of options. We recommend you consult with your own tax advisors regarding federal, state, local and non-U.S. income tax consequences to you of exercising your options.

Non-Qualified Stock Options: With respect to each option that is canceled in the merger, you will be required to include in gross income in the year in which the merger occurs an amount equal to the excess, if any, of the value of the Cash Consideration or Stock Consideration (both valued at $39.20) over the exercise price of the option. If you elect to receive shares of Holdings Class A common stock in the merger, you will recognize taxable gain or loss in an amount equal to the difference between the sale proceeds and the tax basis of the shares when you sell the shares of Holdings Class A common stock. The tax basis of the shares of Holdings Class A common stock will be equal to the exercise price of the options plus any amount you include in your taxable income as described above. The gain or loss generally will be a long term capital gain or loss if the shares are held by you for more than one year after the merger.

Incentive Stock Options: Since the cancellation of your incentive stock options in exchange for the Merger Consideration will be a disqualifying disposition, your incentive stock options will be treated as non-qualified options and the discussion above with respect to non-qualified options will be applicable to the cancellation of your incentive stock options in the merger.

Q2:	What are the U.S. federal income tax consequences of a Cash Payment?

A2:	The Cash Payment will be treated as ordinary income. As such, you will recognize ordinary income in the year in which the Cash Payment is paid to you. The ordinary income resulting from the Cash Payment will be reflected in the Form W-2 reported to the Internal Revenue Service (“IRS”) for the year in which the payment is made. At the time you receive the Cash Payment, we will withhold taxes from your payment at the applicable supplemental wage rate (a flat rate of 25% until supplemental wages exceed $1 million, at which point the withholding rate increases to 35%). Social Security, Medicare and state taxes, if applicable, will also be withheld from the payment. Because taxes are being withheld at the supplemental wage rate, it is possible that you will owe taxes on the payment in addition to the amounts withheld at the time of the merger.

Clear Channel cannot provide you with tax advice (and is not hereby providing you such advice). We recommend that you consult your own tax advisor to determine the specific tax considerations and tax consequences relevant to you.

FORM OF ELECTION (OPTIONS), LETTER OF TRANSMITTAL (OPTIONS) AND ELECTION DEADLINE

Q1:	What is a Form of Election?

A1:	You will receive a Form of Election (Options) together with this FAQ. It is a legal document clearly marked, “Form of Election (Options),” at the top of the page. If you did not receive this form of election or need another copy, please contact: Bridget Cornelius, CCP, Director of Compensation at (210) 832-3516.

Q2:	What is a letter of transmittal?

A2:	You will receive a Letter of Transmittal (Options) together with this FAQ. It is a legal document clearly marked “Letter of Transmittal (Options),” at the top of the page. If you did not receive a letter of transmittal or need another copy, please contact: Bridget Cornelius, CCP, Director of Compensation at (210) 832-3516.

Q3:	What will happen if you do not deliver a completed, signed and dated Form of Election (Options) and Letter of Transmittal (Options) to Clear Channel prior to the Election Deadline?

A3:	If you do not deliver your completed, signed and dated Form of Election (options) and Letter of Transmittal (Options), together with your stock option agreement(s) or other evidence of ownership, prior to the Election Deadline, you will receive a Cash Payment for your options if we complete the merger. See “Treatment of Stock Options,” Question 2 above regarding the Cash Payment.

Please note that the position as set out at A3 above does not apply to options granted under the Jacor Plan or the Marquee Group Plan or to the Special 1998 Plan Options and the holders of such options should refer instead to the separate letter which is enclosed.

Q4:	When is the Election Deadline?

A4:	The Election Deadline is 5:00 p.m., New York City Time, on September 24, 2007. We must receive your completed, signed and dated Form of Election (Options) and Letter of Transmittal (Options), together with your stock option agreement(s) or other evidence of ownership, prior to the Election Deadline in order for you to receive any Stock Consideration with respect to your stock options if we complete the merger.

Q5:	Where do I send my Form of Election (Options) and Letter of Transmittal (Options)?

A5:	Please deliver your completed, signed and dated Form of Election (Options) and Letter of Transmittal (Options) to the following address: Clear Channel Communications, Inc., 200 E. Basse, San Antonio, Texas 78209, Attention: Bridget Cornelius, CCP, Director of Compensation. The method of delivery of the Form of Election (Options), Letter of Transmittal (Options) and any other documents is at your election and risk. You should allow sufficient time to ensure timely delivery and, in any event, no later than the Election Deadline. Delivery will be deemed made when we actually receive the Form of Election (Options) and Letter of Transmittal (Options).

Q6:	Can I change my election after I have submitted a Form of Election (Options)?

A6:	You may change your election after you have submitted a Form of Election (Options) by delivering to us at any time prior to the Election Deadline a new, properly completed Form of Election (Options). From and after the Election Deadline, your election will be irrevocable (i.e., you will not be able to change or revoke your election).

Q7:	Can I exercise my vested stock options after I deliver a Form of Election (Options), but prior to the closing of the merger?

A7:	You may exercise your outstanding vested stock options at any time up until the time of the merger. See “Treatment of Stock Options,” Question 12 above regarding the procedure for exercising your outstanding vested stock options prior to the time of the merger. Any Form of Election (Options) you previously delivered to us will be deemed to be modified to reflect any exercises of vested stock options prior to the time of the merger by reducing on a pro-rata basis the number of shares underlying stock options for which you made a Cash Election, if any, and the number of shares underlying stock options for which you made a Stock Election, if any.

Q8:	When will I receive confirmation of the number of shares of Holdings Class A common stock I will receive in the merger?

A8:	If you have made a Stock Election and the merger is approved by our shareholders at the special meeting, promptly after the shareholder meeting you will receive notice, which we refer to as the “Stock Consideration notice,” that the merger has been approved and the number of Net Electing Option Shares for which you will be entitled to receive Stock Consideration in the merger (after the application of the proration provisions described in the proxy statement/prospectus enclosed herewith).

Q9:	When will I receive the Stock Consideration notice?

A9:	If the merger is approved by the our shareholders, you will receive the Stock Consideration notice shortly after the special meeting.

Q10:	If I return a completed, signed and dated Form of Election (Options) and Letter of Transmittal (Options), is Clear Channel obligated to make the payments described herein to me?

A10:	No. If we do not complete the merger, which in part depends on the approval of the merger by our shareholders, we will not be required to make any payment to you with respect to your stock options. In such a case, your options will continue in effect without modification. In addition, if your employment with us terminates prior to the date of the merger, we will not make any payment to you with respect to your unvested options. Furthermore, if any of your vested options expire before the date of the merger and you fail to exercise those options prior to the expiration date, we will not make any payment to you with respect to expired options.

Q11:	What should I do if I have additional questions?

A11:	Please email your questions to Bridget Cornelius at BridgetCornelius@clearchannel.com. We will attempt to respond to all questions.

INCORPORATION BY REFERENCE AND AVAILABILITY OF CERTAIN DOCUMENTS

We have filed registration statements on Form S-8 to register with the SEC the common shares that are reserved for issuance under our stock option plans. This FAQ is a part of those registration statements. As allowed by the rules of the SEC, this prospectus does not contain all of the information you can find in the registration statements or the exhibits to the registration statements. These documents are available without charge, upon written or oral request directed to: Clear Channel Communications, Inc., 200 East Basse Road, San Antonio, Texas 78209, Attention: Investor Relations Department. You may also make a request by telephone at (210) 832-3315 between the hours of 9:00 A.M. and 5:00 P.M., Central Daylight Time, Monday through Friday. We have not authorized anyone to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information herein is accurate as of any date other than the date on the front of the document.